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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25


                                                  Commission File Number 0-19627
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                          NOTIFICATION OF LATE FILING

   (Check One):   [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
                          [X] Form 10-Q [ ] Form N-SAR

For Period Ended:   March 31, 2001
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[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:    N/A
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  Read attached instructions sheet before preparing form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                        Part I.  Registrant Information


Full name of registrant   BioLase Technology, Inc.
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Former name if applicable

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Address of principal executive office (street and number)

                    981 Calle Amanecer
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City, State and Zip Code   San Clemente, CA  92673
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                       Part II.  Rule 12b-25 (b) and (c)


 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by
     Rule 12b-25 (c) has been attached if applicable.
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                              Part III. Narrative


    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.).

    The Company requests an extension of filing for its Quarterly Report on Form 10Q owing to the health of its Chief Financial Officer who suffers from a recent serious back injury and has been unable to perform his duties during the past three weeks.

    The Company anticipates the filing of its Quarterly Report on Form 10-Q to occur no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25, section (b)(2)(ii) of the Regulations under the Securities Exchange Act of 1934, should such an extension be granted by the Securities and Exchange Commission. The expected filing date is May 21, 2001.



                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification

    Stephen R. Tartamella       949          361-1200, extension 111
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        (Name)              (Area Code)         (Telephone Number)

    (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes   [ ]  No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ]  Yes   [X]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            BioLase Technology, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 15, 2001                      By  /s/ Jeffrey W. Jones
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                                            Jeffrey W. Jones, President


    Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.